Consent of Independent Registered Public Accounting Firm

The Board of Directors
Embraer S.A.

We consent to the use of our report dated March 20, 2014, with respect to the consolidated statement of financial position of Embraer S.A. and subsidiaries as of December 31, 2013 and 2012, and the related consolidated statements of income, comprehensive income, shareholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2013, and the effectiveness of internal control over financial reporting as of December 31, 2013, incorporated herein by reference and to the reference to our firm under the heading “Independent Registered Public Accounting Firm” in the Form F-4 Registration Statement.

/s/ KPMG Auditores Independentes

São José dos Campos, Brazil

April 17, 2014